Exhibit 1

IMATION CORP. LAUNCHES WWW.RISEUPARLINGTON.COM AND SENDS LETTER TO ARLINGTON SHAREHOLDERS

NEW YORK, May 5, 2016 /PRNewswire/ --  Imation Corp. (“Imation”), a shareholder of Arlington Asset Investment Corp. ("Arlington” or the "Company") (NYSE: AI), announces the launch of the website www.riseuparlington.com. The website is intended to provide Arlington shareholders with Imation’s perspectives on the Company and disclose materials related to Imation’s intention to nominate five director candidates for election to Arlington’s Board of Directors at the 2016 annual shareholder meeting.

Imation is also sending a letter to Arlington’s shareholders beginning today, which is reproduced below.

“We hope shareholders will visit our website, www.riseuparlington.com, and read our proxy materials carefully before making a decision on how to vote,” said Joseph A. De Perio, Chairman of the Board of Imation Corp. “We are disappointed that the incumbent board and its advisors have decided to resist our requests to obtain a shareholder list in order to contact our fellow shareholders. We expect shareholders will see this stance as another act of systemic self-interest.”

The full text of the letter to Arlington’s shareholders follows:

www.RISEUPARLINGTON.com

Fellow Shareholders:

We write to you as fellow shareholders of Arlington Investment Corp. (“Arlington” or the “Company”). Imation Corp. (“Imation”) is a NYSE-listed holding company that has just completed a successful restructuring and is now positioned to deploy its significant excess cash to create shareholder value. Imation believes that under the right leadership, Arlington can reverse its poor financial performance and generate significant shareholder returns, and we are interested in improving Arlington for the benefit of all shareholders. We have proposed a slate of nominees to the Company’s board of directors (the “Board”) comprised of five highly-qualified independent individuals with extensive experience in, among other areas, mortgage backed securities (“MBS”) and asset management, who will bring to the Board an exclusive focus on maximizing shareholder value.

Arlington’s financial metrics have deteriorated significantly during the last five years (through December 31, 2015) under the current Board and management: average annual return on equity during the period was 1.8%, financial leverage has increased from 3.6x to 9.6x and the total annual return defined as tangible book value growth plus dividends has equaled 4.9%. The Company’s stock price is down, on a dividend adjusted basis, (15.3%) in the last five years ending March 31, 2016. Despite what seems to many shareholders as an attractive dividend, we believe that a portion of these dividends represent a return of capital rather than a distribution from true economic earnings. During the same period, the Company’s self-selected proxy peers and the FTSE NAREIT mREIT Index are up 40.2% and 25.7%,

respectively. Since the current CEO’s appointment on June 11, 2014, the stock price is down, on a dividend adjusted basis, (38.5%). This recent stock underperformance has been accompanied by an acceleration in the worsening of financial metrics. We note that the stock price has been supported by dividends, so those feeling happy with their yield should consider the potential lack of sustainability of the dividend and impact to the risk of the overall equity value. In fact, the best way to illustrate this issue is to look at the tangible book value today of $387 million, a number quite similar to the $383 million in capital raised from new stock issuances since 2012.

You should also consider the executive compensation at Arlington and its lack of alignment with shareholder interests. Since 2011, the Company’s Executive Chairman and CEO together received a total of $31.1 million in compensation. Of this amount, $16.2 million took the form of cash bonus compensation. In the same period, the independent members of the Board received $4.9 million, and their compensation is up 14.5% in the past two years. In the world today, much has been made about the excessive compensation of hedge funds. Consider that if you overlay a typical hedge fund compensation structure of a 2% management fee and 20% incentive fee, management would have made far less in such a hedge fund structure - $8.6 million since 2010, to be precise. Consider also that a typical hedge fund has a “high water mark,” which ensures that a hedge fund manager must make up the losses from a preceding period before it garners compensation on any gains in a subsequent period. Overlaying this equitable concept onto Arlington, which has no such arrangement, management would sit today with a “high water mark” of $61.9 million to make up before it would achieve incentive compensation in a hedge fund model. Obviously, there is a disconnect in how shareholders have suffered and how the Company’s directors and officers have prospered. We are not surprised by this disparity considering the combined stock ownership of these individuals totals only 2.7% of the Company’s shares. In fact, there has been only one open market purchase — of only 15,000 shares by a sole director— since 2010, and the Executive Chairman has sold $14.5 million of stock at an average price of $25.39 per share since 2012.

Are we surprised? No, and if you study the longer term history of the Company you will not be either. Arlington was created when the investment bank, Friedman, Billings, Ramsey Group, Inc. (“FBR”) began separating its operations into two entities immediately preceding the 2008 financial crisis, culminating in a complete separation by October 2009. FBR’s stock price was down 95.3% from the beginning of 2005 through the end of 2009. Arlington became a stand-alone entity holding the predecessor entity’s principal investments in MBS and non-conforming mortgage portfolio, and the divested entity contained FBR’s investment banking business that was named FBR Capital Markets. With proceeds from the divestiture of FBR Capital Markets and the re-inflation of MBS, Arlington rebounded in 2009 and 2010, yet returns have stagnated since that time. Since its inception on June 7, 2007, the stock price of FBR Capital Markets is down 74.1%. During the same period, Arlington’s stock is down (75.9%) on a dividend adjusted basis. Despite all this shareholder value destruction, the Company’s management team and Board continue to prosper. As concerned shareholders, we have studied the past, and we are poised to take action so shareholders are not doomed to repeat it.

You may receive a number of mailings from the Company on behalf of its incumbent directors in the next month. You may also likely get a number of phone calls from paid solicitors for the Company, probably during the hours in which you least want to discuss such a topic. Defending oneself and trying to protect a self-interested status quo is an expensive endeavor, and management plans on spending $2.4 million of the Company’s cash — which is really your cash as owners of the Company — to solicit you! We will spend a fraction of this amount, and it will be our capital — not the Company’s shareholders’ cash — at risk. Our dollars are being spent to improve the outcome for all shareholders. Given the facts, can you say the same for their (or really your) $2.4 million?

The incumbents are also employing some unsavory tactics to protect the lucrative status quo. Their elite legal team has spent countless hours and effort (and, again, shareholders’ dollars) resisting our requests to obtain a shareholder list in order to contact you. Despite their legal team’s characterization of our request as “customary,” the Company continues to deny our request in an attempt to deny you the right to hear our side of the story in an open and fair election contest. Our hope is that this letter and our website, www.riseuparlington.com, reach concerned shareholders and the playing field becomes more level. Or that the Company will do what is right and allow us to reach you more directly.

We have a small position today; the Company is correct in that characterization. The risks to holding a larger position today are too great given the profile of the Company under the current Board and management: a debt to equity ratio of 9.6x, what looks to be an unsustainable dividend and a hedge position with which we do not agree. We cannot justify any significant investment in the current management team, given its failures in execution.

However, we believe that Arlington is an agile entity that can be repositioned swiftly and effectively. Upon a change in the Board and our group’s approval of the go-forward management structure and strategy, we would be prepared to invest up to 15% of the outstanding stock at 1x book value in either a primary investment to improve the balance sheet or in a secondary purchase to provide liquidity to existing shareholders. This investment would represent a 34% premium to the closing price on May 3, 2016. While we are committing capital at risk to run this solicitation, we would expect to write a much larger check once we have the leaders in place aligned to be stewards of our capital.

In summary, our proposal is simple. We seek to put in place a Board that is better suited, in our view, to oversee the strategy of the Company going forward. All we can ask is that you consider our materials and the incumbent board’s materials in an objective manner, and we have confidence that a reasonable, thoughtful approach will lead to a vote for our slate on the GOLD proxy card.

Thank you.

Joseph A. De Perio

Chairman of the Board, Imation Corp.

Contact:

Imation Corp.

riseuparlington@imation.com

www.riseuparlington.com

IMATION URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND THE OTHER PROPOSALS.

If you have any questions, require assistance with voting your GOLD proxy card, or need additional copies of the proxy materials, please contact our proxy solicitor:
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Shareholders Call Toll-Free at: 855-305-0857
E-mail: info@okapipartners.com

About Imation Corp.

Imation (NYSE: IMN) is a holding company that operates through a subsidiary engaged in global data storage and data security business. At the corporate level, there is an ongoing strategic review as Imation expects to seek and explore new opportunities that will allow it to pursue a diverse range of business opportunities and deploy its excess cash. For more information, visit www.imation.com.

IMATION CORP., ROBERT B. FERNANDER, CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON GROUP, INC., JOSEPH A. DE PERIO, AND GEORGE E. HALL, SCOTT R. ARNOLD, BARRY L. KASOFF, W. BRIAN MAILLIAN, RAYMOND C. MIKULICH, AND DONALD H. PUTNAM (COLLECTIVELY, THE “PARTICIPANTS”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF ARLINGTON ASSET INVESTMENT CORP., INC. (THE “COMPANY”) FOR USE AT THE COMPANY’S 2016 ANNUAL MEETING OF SHAREHOLDERS (THE “PROXY SOLICITATION”). ALL SHAREHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S SHAREHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY IMATION WITH THE SEC ON MAY 4, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.